Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated April 17, 2012	Registration Statement No. 333-173150
Supplementing the Preliminary
Prospectus Supplement dated April 17, 2012
(To Prospectus dated March 29, 2011)

Wabash National Corporation
3.375% Convertible Senior Notes due 2018

The information in this pricing term sheet relates to Wabash National Corporation’s offering (the “Offering”) of its 3.375% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus supplement dated April 17, 2012 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 29, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-173150.

Issuer:	Wabash National Corporation, a Delaware corporation.
Ticker / Exchange for Common Stock:	WNC / The New York Stock Exchange (“NYSE”).
Securities Offered:	3.375% Convertible Senior Notes due 2018 (the “Notes”).
Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of Notes.
Maturity Date:	May 1, 2018, unless earlier converted, redeemed or repurchased.
Interest Rate:	3.375% per annum, accruing from the Settlement Date.
Interest Payment Dates:	May 1 and November 1 of each year, beginning on November 1, 2012.
Public Offering Price:	100% of the principal amount of the Notes
NYSE Last Reported Sale Price on April 17, 2012:	$8.67 per share of the Issuer’s common stock.
Conversion Premium:	Approximately 35% above the NYSE Last Reported Sale Price on April 17, 2012.
Initial Conversion Price:	Approximately $11.70 per share of the Issuer’s common stock.
Initial Conversion Rate:	85.4372 shares of the Issuer’s common stock per $1,000 principal amount of Notes.
Ranking:	The notes will be the Issuer’s senior unsecured obligations and will rank:

•	senior in right of payment to any of the Issuer’s indebtedness that is expressly subordinated in right of payment to the notes;
•	equal in right of payment to any of the Issuer’s unsecured indebtedness that is not so subordinated;
•	effectively junior in right of payment to any of the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and
•	structurally junior to all indebtedness and other liabilities (including trade payables) of the Issuer’s subsidiaries.

Use of Proceeds:

The Issuer estimates that the proceeds from the Offering will be approximately $144,825,000, after deducting fees and estimated expenses.

The Issuer intends to use the net proceeds from the Offering to partially finance the Acquisition (as defined in the Preliminary Prospectus Supplement). In the event that the Issuer does not consummate the Acquisition, it intends to use the net proceeds from the sale of the Notes either to fund the redemption of the Notes (if the Issuer so elects) or for general corporate purposes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public Offering Price(1)	$1,000	$150,000,000
Underwriting discounts and commissions	$30	$4,500,000
Proceeds, before expenses, to the Issuer	$970	$145,500,000
The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $675,000.
_______________ (1) Plus accrued interest, if any, from the Settlement Date.

Trade Date:	April 18, 2012.
Settlement Date:	April 23, 2012.
CUSIP:	929566 AH0
ISIN:	US929566AH07
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp RBS Securities Inc.
Redemption at Issuer’s Option:
If the purchase and sale agreement relating to the Issuer’s pending acquisition of Walker Group Holdings LLC terminates, the Issuer may redeem all, but not less than all, of the outstanding Notes for cash on or prior to August 31, 2012. The redemption price, for each $1,000 principal amount of Notes to be redeemed, will be equal to the sum of (i) $1,010, (ii) accrued and unpaid interest on such Notes to, but excluding, the redemption date and (iii) 75% of the excess, if any, of the redemption conversion value (as defined in the Preliminary Prospectus Supplement under “Description of Notes — Optional Redemption”) over the initial conversion value (as defined in such section). Following August 31, 2012, the Issuer may not redeem the Notes. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.
Adjustment to Conversion Rate Upon a Make-Whole Adjustment Event:

The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change”:

	Stock Price
Effective Date	$8.67	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00
April 18, 2012	29.9030	23.2177	15.7806	11.6903	9.1938	7.5407	5.5024	4.2910	2.8939	2.0993	1.0901	0.6322
May 1, 2013	29.9030	22.5850	14.7925	10.6703	8.2495	6.6989	4.8511	3.7834	2.5675	1.8762	0.9903	0.5825
May 1, 2014	29.9030	21.7126	13.5209	9.3982	7.0993	5.6927	4.0918	3.1984	2.1921	1.6177	0.8730	0.5244
May 1, 2015	29.9030	20.5348	11.8719	7.8045	5.7043	4.5047	3.2254	2.5395	1.7680	1.3224	0.7369	0.4572
May 1, 2016	29.9030	18.8812	9.6473	5.7689	4.0162	3.1274	2.2644	1.8139	1.2934	0.9863	0.5783	0.3792
May 1, 2017	29.9030	16.6042	6.4677	3.1305	2.0458	1.6244	1.2473	1.0317	0.7659	0.6066	0.3942	0.2885
May 1, 2018	29.9030	14.5628	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•	If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $8.67 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 115.3402, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

_____________________________

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated April 17, 2012, and an accompanying prospectus, dated March 29, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, by calling (866) 718-1649 or by e-mailing prospectus@morganstanley.com or Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, Email: cmclientsupport@wellsfargo.com, Telephone: 800-326-5897.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated April 17, 2012 and the accompanying prospectus, dated March 29, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.